UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

DRIEHAUS CAPITAL MANAGEMENT LLC

October 7, 2015

Fellow Shareholders,

Driehaus Capital Management LLC is the investment adviser for funds that own 1,000,113 shares of Towers Watson. As mentioned in our prior letter and white paper, dated September 14, 2015, we believe that the Willis Group Holdings (WSH) deal destroys substantial shareholder value and we urge you to vote against the proposal.1

Over the last few weeks, other shareholders have reached out with a number of their own concerns regarding the value destructive deal. In the space below, we attempt to address the four most germane questions that have been brought to the fore:

Question #1: Was this really the best deal out there for shareholders? Was 9% less than market value really the best possible offer?

Answer. TW leadership ensured that this question would remain unanswerable, at least for the time being; the company did not seek other offers once merger discussions with Willis began.

Making matters worse, TW did not negotiate a ‘go-shop’ period for the transaction—a set amount of time during which TW could survey other potential buyers after deal announcement. By forcing a prospective bidder to go hostile, the transaction structure made a competing bid far less likely.2

But history offers perspective on the change of control premium TW’s shareholders would have received had a formal survey of the marketplace been conducted. Since 2000, 30 publicly traded Commercial Services firms with a market capitalization of over $1 billion have been acquired.3 The average change of control premium paid to the target was 30.7% and the median was 28.1% (see Appendix A).4 The most similar deal, from a comparable company perspective, was the July 2010 Aon Hewitt deal in which a 41.2% change of control premium was paid.5 Per the table below, by any of these measures, the Willis transaction is highly value-destructive.6

	Change of Control Premium	TW, Pre-deal $/Shr	Implied Valuation	Current WSH Offer	Shareholder Value Destruction, WSH Offer vs. Alternative
Average	30.7%	137.98	$180.34	116.47	-54.8%
Median	28.1%	137.98	$176.75	116.47	-51.8%
Aon Hewitt Deal	41.2%	137.98	$194.83	116.47	-67.3%

Obviously, we believe that Towers Watson leadership should insist on materially improved terms from Willis Group—ideally, they would have insisted on such terms prior to announcing the deal. But if such improved terms now prove unavailing, we believe that the transaction will be voted down by Towers’ shareholders. If and/or when the deal is voted down, we are prepared to take whatever actions necessary to ensure that a formal process is conducted and that shareholders receive a sufficient change in control premium.

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

Question #2: Does TW management have ‘skin in the game?’ Are incentives aligned?

Answer. As of June 29, 2015, the day before TW announced the Willis Group Holdings transaction, Towers Watson CEO John Haley held $12.1 million in equity holdings, about 1.8x his annual pay.7 The ratio of Mr. Haley’s equity holdings to his pay is markedly lower than tenured peers8 (see chart below), and as documented recently by The Wall Street Journal, Mr. Haley had already “shed 55% of his stake in Towers Watson” in March of 2015, “when merger talks were under way between Towers Watson and insurance broker Willis Group Holdings PLC.”9

Chief Executive Officer	Company	Annual Pay, mln	Stock Held, mln	Equity/Pay Ratio
Gregory C Case	Aon PLC	$14.0	$158.2	11.3x
Harold M Messmer Jr.	Robert Half International	9.2	66.6	7.3x
Thomas L Monahan III	Corp. Executive Board	3.5	16.2	4.7x
James H Roth	Huron Consulting Group	3.2	13.6	4.2x

	Peer Median	$6.3	$41.4	6.0x

John Haley	Towers Watson	$6.8	$12.1	1.8x

CEOs who head companies with larger market capitalizations tend to be paid more than CEOs of smaller peers; this certainly appears true for Towers’ peers (see chart below).10 The current combined market capitalization of Towers Watson and Willis Group Holdings is $15.9 billion,11 compared to Towers’ pre-announcement market capitalization of $9.6 billion. Mr. Haley would head the larger combined company.

(Please note that Marsh CEO Dan Glaser was not included in the equity table above because he has been CEO for less than 3 year tenure threshold as of 6/29/15)

Chief Executive Officer	Company	Annual Pay, mln	Market Cap, $Bln
Dan Glaser	Marsh & McLennan	$14.8	$28.1
Gregory C Case	Aon PLC	14.0	25.0
Harold M Messmer Jr.	Robert Half International	9.2	6.9
Thomas L Monahan III	Corp. Executive Board	3.5	2.4
James H Roth	Huron Consulting Group	3.2	1.6

	Average	$8.9	$12.8

Question #3: Can TW shareholders get more equity in the deal without jeopardizing the tax benefits of the deal? Namely, the deal is currently structured so that TW shareholders will own 49.9% of the pro forma company—if that crosses the 50% threshold, do the benefits disappear?

Answer. TW shareholders can get more equity in the deal without jeopardizing the tax structure, and no, the benefits do not disappear. The notion that TW holding 49.9% of the pro forma equity in some way affords better tax treatment than holding 50.1%, or even 59.1% for that matter, is a fiction.

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

The number that matters is 60%. As long as TW shareholders hold less than 60% of the pro forma company, the tax benefits aren’t affected. For example, if the deal was structured so that TW shareholders held 59.9% of the combined company (instead of the 49.9% envisioned by the grossly inadequate current offer), the tax treatment would be the same.

Last September, the US Department of the Treasury clamped down on so-called ‘inversion deals’ (deals in which an American company reincorporates abroad in a more tax-friendly country).12 But the ‘potential adverse tax consequences’ mentioned in the Treasury notice applied to combinations in which the US company held a continuing ownership stake of at least 60%.13 Per the US Department of Treasury release from September 22, 2014:

An inverted company is subject to potential adverse tax consequences if, after the transaction:

(1) less than 25 percent of the new multinational entity’s business activity is in the home country of the new foreign parent, and (2) the shareholders of the old U.S. parent end up owning at least 60 percent of the shares of the new foreign parent.14

As discussed in our white paper, we believe that the tax synergies have been significantly exaggerated and doubt that most of the net present value espoused by management will materialize.15 But regardless, we’d like to dispel the false argument that Towers shareholders received less than 50% of pro forma equity to ensure preferable tax treatment.16 It’s simply untrue.

Question #4: Is there room on the balance sheet for an increase to the special dividend for Towers Watson shareholders? If the special dividend was increased, how would the combined company’s leverage profile compare to Willis Group’s current leverage profile?

Answer. Yes, we’re confident that there is ample room for a material increase in the special dividend. Even with an increase of $20 per share—from the current $4.87/share to $24.87/share—the combined company would have a significantly better credit profile than the current standalone Willis Group.

Per its recent S-4 filing, Willis has $2.04 billion in net debt and projected unadjusted 2015 EBITDA of $770 million,17 resulting in a net debt-to-EBITDA ratio of 2.65x. In contrast, Towers has projected unadjusted 2015 EBITDA of $776 million and net cash of $475 million.18

A $24.87/share special dividend for Towers shareholders would equate to $1.7 billion (see Appendix B).19 The combined company would have net debt of $3.29 billion and pro forma EBITDA (before any credit for synergies) of $1.55 billion, resulting in a net debt-to-EBITDA ratio of 2.1x.

The current after-tax cost of debt for standalone Willis is about 2.5%.20 If the special dividend was increased to $24.87, the combined TW/WSH would still have a half-turn less leverage than standalone WSH,21 implying ample room for a material increase to the special dividend:

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

TW/WSH Pro Forma Leverage, Including $24.87 TW Special Dividend

	WSH	TW	Dividend	Pro Forma
Net Debt	$2,037	($475)	$1,717	$3,285
2015e EBITDA	$770	$776	—	$1,546

Net debt-to-EBITDA	2.65x			2.13x

We conclude by reiterating that the transaction proposed by Willis Group Holdings will destroy value for Towers Watson & Company’s shareholders. Once again, we urge fellow shareholders to vote against this proposal.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

Notes

1.	See ‘Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative’, Driehaus Capital Management, 9/14/2015

2.	Id.

3.	Universe defined as U.S. Commercial Services targets >$1 billion with publically traded equity in completed deals from 1/1/2000-9/29/2015. Commercial Services designation is via Bloomberg MA function—the only deals removed from the data set were two auto/transport-related deals because they were not sufficiently analogous—for example, Hertz’s 2012 deal for Dollar Thrifty Automotive Group was not included—and Bank of America Corp’s 2004 acquisition of BAMS Solutions. Regardless, the inclusion of such deals would not have materially impacted findings with respect to average and/or median premiums offered. Please see a complete list of the Commercial Services deals utilized for the data set in Appendix A

4.	Id.

5.	Id.

6.	For the ‘Shareholder Value Destruction, WSH Offer vs. Alternative’ column, the value destruction is calculated as a % of current WSH offer; for example, in comparing the WSH offer to the implied offer if an ‘average’ Commercial Services premium were afforded to TW pre-deal equity, the following formula arrives at -54.8%: ($116.47-$180.34)/($116.47). Pricing data as of 10/6/2015.

7.	Data as of 6/29/2015 (day prior to TW/WSH deal). Includes peer-set CEOs with tenure of at least three years. Peer-set is Huron Consulting, The Advisory Board, The Corporate Executive Board, Aon plc, Marsh & McLennan, Robert Half International, FTI Consulting, and Accenture plc. Data from company filings & Bloomberg. Note that compensation data reflects compensation during most recently completed fiscal year.

8.	Bloomberg data and company filings

9.	“Towers Watson CEO Sold Stock Before Big Deal,” by Liz Hoffman, Wall Street Journal, 9/27/2014

10.	Company filings and Bloomberg pricing data. Pricing data as of 9/18/15. Dan Glaser, CEO of Marsh, was not included in the prior table because of his less than three year tenure—we include him in this table because annual pay is generally less reflective of tenure than cumulative equity holdings.

11.	Bloomberg pricing data, as of 10/6/2015

12.	“Obama Administration Issues New Rules to Combat Tax Inversions,” by John D. McKinnon and Damien Paletta, Wall Street Journal, 9/22/2014

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

13.	“Fact Sheet: Treasury Actions to Rein in Corporate Tax Inversions,”U.S. Department of the Treasury, 9/22/2014

14.	Id.

15.	See ‘Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative’, Driehaus Capital Management, 9/14/2015

16.	Some might argue that the deal is structured in its current form to avoid legislation that raises the bar for U.S. ownership (while maintaining inversion tax structure) from 60% to 50%, retroactively. But this logic does not seem cogent; for example, what if the bar was raised to 40% for tax treatment purposes? In that case, the current structure wouldn’t preserve the prospective tax benefits either. It’s obvious that inversion tax treatment is subject to legislative risk; in fact, it’s one of the primary reasons that we believe asserted tax-synergy NPV estimates to be precarious.

17.	Form S-4, 8/27/2015; for net debt, we add long-term debt as of June 30th ($2,052m) to current portion of long-term debt ($468m) and subtract cash ($483m). For unadjusted EBITDA, we take WSH’s EBITDA forecast ($910m) and subtract restructuring costs ($140m).

18.	Id.; for the purposes of consistency, we utilize TW’s estimate for calendar year 2015 EBITDA (as opposed to fiscal year, which ended June 30th, 2015).

19.	See Appendix B for calculation

20.	See ‘Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative’, Driehaus Capital Management, 9/14/2015

21.	See appendix B for discussion of net debt, including leases and unfunded pension liability

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

Appendix A

Commercial Services, Precedent Transactions

Date	Acquirer	Target	Premium
Dec-13	MacAndrews & Forbes Inc	Valassis	20.3%
May-13	Service Corporation Intl	Stewart Enterprises	36.0%
May-13	Fidelity National Financial	Lender Processing Services*	14.2%
Dec-12	Nielsen	Arbitron	26.2%
Oct-11	Consortium	Pharmaceutical Product Dev. Inc.	29.6%
Feb-11	Clayton Dubilier & Rice	Envision Healthcare Corp.*	18.8%
Jul-10	Aon PLC	Aon Hewitt	41.2%
May-10	Consortium	Interactive Data Corp*	32.9%
Apr-10	Cerberus Capital Mgmt	DynCorp	49.4%
Jan-10	Tyco International	Brink’s Home Security	35.3%
Oct-09	Adecco SA	MPS Group Inc.	23.9%
Feb-08	RELX PLC	LexisNexis Risk Assets	48.5%
Jan-08	Bain Capital	Bright Horizons Family Solutions	47.0%
Jun-07	Babcock & Brown Ltd.	Coinmach Service Corp.	15.7%
Mar-07	Clayton Dubilier & Rice	ServiceMaster Co	16.0%
Jan-07	MBO & Consortium	Laureate Education Inc	13.9%
Dec-06	Consortium	ADESA	9.6%
May-06	One Equity Partners	Expert Global Solutions Inc.	44.4%
May-06	Consortium	Aramark Corp*	20.2%
Apr-06	Service Corp International	Alderwoods Group	11.7%
Mar-06	Consortium	Education Management Corp	16.3%
Oct-04	Coventry Health Care Inc	First Health Group	24.3%
May-04	Marsh & McLennan	Kroll	31.7%
Apr-03	First Data Corp	Concord EFS	14.0%
May-01	US Bancorp	Nova Corp/GA	31.8%
Jan-01	Sodexo SA	Sodexo Inc.	26.7%
Dec-00	Nielsen Co BV	ACNielsen Corp	49.2%
Jun-00	Thomson Reuters Corp	Primark Corp	31.0%
May-00	Koninklijke Philips NV	Mmodal MQ	30.4%
Feb-00	HLTH Corp.	Medical Manager Corp.	111.5%

Average			30.7%
Median			28.1%

Min			9.6%
Max			111.5%

*	Premium is based on closing level on the last day of trading prior to deal announcement. Exceptions are as follows, by target: Lender Processing Services—pre-offer price from 5/22/2013 due to media speculation prior to announcement, Envision Healthcare Corp— pre-offer price from 12/13/2010, Interactive Data Corp—pre-offer price from 1/4/2010, when board announced it was reviewing strategic alternatives, Aramark Corp—pre-offer price as of May 1, 2006, day prior to initial proposal

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com

DRIEHAUS CAPITAL MANAGEMENT LLC

Appendix B

I. Calculation of special dividend, $ amount, implied by a $24.87 ($20 increase from current proposal):

Special Dividend	$24.87
TW Shares Outstanding, mln	69.3

$, Special Dividend	1,723

II. In the chart below, we include leases and unfunded pension liabilities when gauging leverage at the potential pro forma company—if the special dividend were raised to $24.87 (from the current $4.87), the combined company would still be less levered than standalone Willis Group, even when accounting for leases and unfunded pension liabilities:

TW/WSH Pro Forma Leverage, Including $24.87 TW Special Dividend

	WSH	TW	Dividend	Pro Forma
Net Debt	$2,037	($475)	$1,723	$3,285
Adjustment for leases and unfunded pension*	$1,049	$1,652	—	$2,701
2015e EBITDA	$770	$776	—	$1,546

Net debt-to-EBITDA	4.01x			3.87x

*	See Barclays Credit Research, “The Best Offense Is a Good Defense,” 6/30/2015

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800 (800) 688-8819   Fax: (312) 587-3840 • www.driehaus.com